Exhibit 99.3

www.rpacan.com

José Texidor Carlsson

I, José Texidor Carlsson, P.Geo., as an author of this report entitled “Technical Report on the Siembra Minera Project, Bolivar State, Venezuela” prepared for GR Engineering (Barbados), Inc., and dated March 16, 2018, do hereby certify that:

1.    I am a Senior Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.    I am a graduate of University of Surrey, United Kingdom, in 1998 with a Master of Engineering, Electronic and Electrical degree and Acadia University, Nova Scotia, in 2007 with an M.Sc. degree in Geology.

3.    I am registered as a Professional Geologist in the Province of Ontario (Reg. #2143).  I have worked as a geologist for a total of 10 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•         Mineral Resource estimation and NI 43-101 reporting

•         Supervision of exploration properties and active mines in Canada, Mexico, and South America

•         Experienced user of geological and resource modelling software

4.    I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.    I did not visit the Siembra Minera Project.

6.    I am responsible for Sections 4 to 12 and 14 and share responsibility for Sections 1, 2, 23, 24, 25, 26, and 27 of the Technical Report.

7.    I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.    I have had no prior involvement with the property that is the subject of the Technical Report.

9.    I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.  At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of March, 2018

(Signed and Sealed) “José Texidor Carlsson”

José Texidor Carlsson, M.Sc., P.Geo.